

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Karl Peterson
Non-Executive Chairman and Director
TPG Pace Tech Opportunities Corp.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Tech Opportunities Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed August 5, 2021**
> **File No. 333-254485**

Dear Mr. Peterson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1. We note your revised disclosures in response to prior comment 1. Please clearly state that if more than 52.2% of TPG Pace's public shares are redeemed, Nerdy Inc. will have a minority interest in Nerdy LLC. In addition, clarify here, and elsewhere throughout the filing, that while the company may separately provide financial information of Nerdy LLC in such case, for accounting purposes Nerdy Inc. will not have control over Nerdy LLC and the operations of Nerdy LLC will not be reflected in the individual income and expense line items in Nerdy Inc's consolidated financial statements. Further, please clarify that any reference to control in response to this comment relates to control from a U.S. GAAP perspective.

Material U.S. Federal Income Tax Considerations, page 201

2.   We note that the Business Combination Agreement provides that the parties intend for the domestication and blocker mergers to qualify as reorganizations under Section 368(a) of the Internal Revenue Code and that the Business Combination Agreement is intended to constitute a "plan of reorganization" for purposes of Sections 368, 354 and 361 of the Code. Please expand your disclosure to address the material tax consequences of the entire business combination transaction and provide a tax opinion to support the conclusions.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 230

3.   Please tell us your consideration to include a discussion in the pro forma footnotes of the potential impact if Existing Nerdy Holders elect to receive Class A shares in lieu of OpCo Units. In this regard, at a minimum, it appears that such an election could impact the pro forma net loss per common shares. Also, we note from the revised disclosures on page F-56 that Nerdy Inc. borrowed an additional $11.0 million from LSA. Please clarify whether you intend to repay the additional borrowing upon consummation of the merger transaction and tell us whether you considered disclosing this in your pro forma footnotes. Similarly, we note that while the $8.3 million SBA loan was forgiven, you are considering repaying such note if the business combination is approved. Refer to Article 11-02(a)(10) of Regulation S-X.

Summary of the Proxy Statement/Prospectus
Organizational Structure, page 7

4.   Your revised disclosures indicate that, subject to compliance with the OpCo LLC Agreement, the Board of Nerdy LLC could mandate that Existing Nerdy Holders (other than the Blockers) receive Class A shares in lieu of OpCo units (with an equivalent number of shares of Class B common stock). Please disclose when and how the Board can exercise this power and explain any restrictions or limitations on the Boards ability to make such a mandate.

   You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Sarah K. Morgan, Esq.